UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ENERGY XXI (BERMUDA) LIMITED

(Name of Subject Company (Issuer))

ENERGY XXI (BERMUDA) LIMITED (Issuer and Offeror)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Share Purchase Warrants
Having an Exercise Price of $5.00 Per Share

(Title of Classes of Securities)

G10082116

(CUSIP Number of Class of Securities)

Juliet Evans
Canon’s Court, 22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda
(441) 298-3262

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

T. Mark Kelly
Vinson & Elkins L.L.P.
2500 First City Tower, 1001 Fannin
Houston, Texas 77002
(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$77,264,872	$15,453

(1)	Estimated solely for the purpose of determining the registration fee, and calculated based on the market value of the securities offered in the exchange offer. The Transaction Valuation was determined based upon, $1.00, the average of the high and low sales price of the Warrants as listed on the AIM market of the London Stock Exchange on May 9, 2008, times the number of outstanding Warrants.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $.0002 for each $1.00 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,182
Form or Registration No.:	Registration Statement No. 333-150823 on Form S-4 (the “Registration Statement”)
Filing party:	Energy XXI (Bermuda) Limited
Date filed:	May 12, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d 1.
☒	issuer tender offer subject to Rule 13e 4.
☐	going private transaction subject to Rule 13e 3.
☐	amendment to Schedule 13D under Rule 13d 2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as so amended, the “Schedule TO”) filed by Energy XXI (Bermuda) Limited, a Bermuda exempted company, (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 12, 2008 (the “Initial Schedule TO”) and Amendment No. 1 to the Tender Offer Statement on Schedule TO (“Amendment No. 1”). The Schedule TO relates to the offer by the Company to holders of all currently outstanding common share purchase warrants to voluntarily exchange their warrants for common shares of the Company upon the terms and subject to the conditions described in the Exchange Offer dated May 12, 2008 (the “Exchange Offer”), as described in the preliminary prospectus for the Exchange Offer included in Registration Statement No. 333-150823 on Form S-4 filed with the Commission on May 12, 2008 (the “Registration Statement”). The terms and provisions of the Exchange Offer are described in the Exchange Offer and the related Election Form which were filed as Exhibits (a)(1)(B) and (a)(1)(C), respectively. The information set forth in the Exchange Offer and the Election Form is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

This Amendment No. 2 is being filed to update Items 4 and 12 of the Initial Schedule TO to include a Current Report on Form 8-K filed by the Company on June 23, 2008, announcing the results of the Exchange Offer.

As permitted by General Instruction F to Schedule TO, the information set forth by the Schedule TO, as amended by this Amendment No. 2, including all schedules, exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference herein, in response to Items 1 through 13 of this Amendment as set for herein. You should read this Amendment No. 2 together with Amendment No. 1 and the Initial Schedule TO filed on May 12, 2008.

Item 4. Terms of the Transaction

Item 4 of Schedule TO is hereby amended and supplemented by adding the following: The Exchange Offer expired at 5:00 p.m., New York City time, on Friday, June 20, 2008, (the “Expiration Date”). On June 23, 2008, the Company issued a press release announcing that 64.1 million or 83.1 percent of the outstanding warrants were validly tendered in the Exchange Offer and not withdrawn as of the Expiration Date. The Company has accepted all such warrants for exchange, and the settlement and exchange of the Company’s common shares for such validly tendered and accepted warrants will be made promptly. The Exchange Offer allowed warrant holders to participate in three ways, with the following results:

•	1,874,497 warrants were surrendered to the Company and retired in exchange for 374,899 unrestricted common shares to be issued under the cashless option;
•	6,225,256 warrants were surrendered and retired and the Company received $13.2 million cash in exchange for 4,150,168 unrestricted common shares to be issued under the cash option; and
•	55,993,585 warrants were surrendered and retired and the Company received $224.0 million cash in exchange for 55,993,585 unrestricted common shares to be issued under the reduced cash option.

Following settlement of the Exchange Offer, approximately 13.0 million warrants will remain outstanding.

A copy of the press release is listed as Exhibit (a)(6) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following thereto:

Exhibit No.	Description
(a)(6)	Press Release issued by the Company on June 23, 2008 (announcing results of the Exchange Offer).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ENERGY XXI (BERMUDA) LIMITED

Date: June 23, 2008	By: /s/ John D. Schiller, Jr. John D. Schiller, Jr. Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Letter to Holders of Warrants.*
(a)(1)(B)	Exchange Offer dated May 12, 2008.*
(a)(1)(C)	Form of Election Form.*
(a)(1)(D)	Form of Withdrawal Form.*
(a)(1)(E)	Instructions to Election Form and Withdrawal Form.*
(a)(1)(F)	Preliminary Prospectus dated , 2008 (incorporated by reference to the Registration Statement).*
(a)(4)	Incorporated by reference to Exhibit (a)(1)(F).*
(a)(5)	Press release issued by the Company on June 16, 2008.*
(a)(6)	Press release filed by the Company on June 23, 2008 (announcing results of the Exchange Offer).**
(b)	Not applicable.
(d)(1)	Warranty Deed dated October 20, 2005 between Energy XXI Acquisition Corporation (Bermuda) Limited and Capita Registrars (Jersey) Limited, as warrant agent.*
(d)(2)	Form of Warrant.*
(g)	Not applicable.
(h)	Not applicable.

*	Filed previously.
**	Filed herewith.